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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                            PROCERA NETWORKS, INC.
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                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)

                                  74269U 10 4
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                                (CUSIP Number)

                               Barry L. Fischer
                          Thompson Coburn Fagel Haber
                             55 East Monroe Street
                                  Suite 3700
                               Chicago, IL 60603
                                (312) 346-7500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 2, 2010
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  590418109
===============================================================================
1        NAMES OF REPORTING PERSON

         Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
===============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
         (See Instructions)                                              (b)[ ]

===============================================================================
3        SEC USE ONLY


===============================================================================
4        SOURCE OF FUNDS (See Instructions)
         PF

===============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

===============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

===============================================================================
                     7     SOLE VOTING POWER
                           7,735,600
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 0
    EACH
 REPORTING           ==========================================================
   PERSON            9     SOLE DISPOSITIVE POWER
    WITH                   0

                     ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           7,735,600

===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,735,600

===============================================================================
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9%(1)

===============================================================================
14       TYPE OF REPORTING PERSON (See Instructions)
         IN

===============================================================================

---------------------------------

         (1) Based upon 112,082,724 shares of the Issuer's common stock issued and outstanding as of August 6, 2010, as reported on the Issuer's Form 10-Q for the quarterly period ended June 30, 2010.


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         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby files this
Schedule 13D.

ITEM 1.      SECURITY AND ISSUER:

         This Schedule 13D relates to the Common Stock, Par Value $0.001 per share ("Common Stock") of Procera Networks, Inc. (the "Company"). The principal executive offices of the Company are located at 100-C Cooper Court, Los Gatos, California.

ITEM 2.      IDENTITY AND BACKGROUND:

         (a)-(b)-(c) The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, Illinois.

         (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The $4,207,069 used by the Reporting Person to purchase the Common Stock of the Company that require the filing of this Schedule 13D are personal funds, including amounts held by an individual retirement account for the benefit of the Reporting Person.

ITEM 4.      PURPOSE OF TRANSACTION:

         The shares of the Common Stock of the Company to which this statement relates have been acquired by the Reporting Person for investment purposes. The Reporting Person may give consideration to acquiring a more significant voice in the Company's management and/or becoming a director of the Company, but he has not yet made that determination. It is possible that at a future date the Reporting Person might decide to sell shares of the Common Stock or to acquire additional shares of the Common Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Company, the market value of the Common Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

                                     -3-

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            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER:

            (a) This statement relates to 7,735,600 shares of Common Stock owned by the Reporting Person. Based on the Company's Form 10-Q for the quarterly period ended June 30, 2010, 112,082,724 shares of Common Stock were outstanding as of August 6, 2010. Therefore, the 7,735,600 shares of Common Stock reported on this Schedule 13D represents approximately 6.9% of the Company's outstanding shares.

           (b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.


                                     -4-

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            (c) During the past 60 days, the Reporting Person effected the following purchases in the Company's securities, each through open market transactions, on the dates, in the amounts, and at the prices shown below:

   Date                    Number        Price per
                         of Shares         share
6/21/2010                   14,000       $0.42
6/22/2010                   28,100       $0.42
6/25/2010                   21,500       $0.41
6/28/2010                   40,100       $0.4091
6/29/2010                    5,000       $0.4269
6/29/2010                    4,000       $0.43
7/1/2010                    85,000       $0.4260
7/2/2010                    62,000       $0.4231
7/6/2010                   109,000       $0.4184
7/7/2010                    67,000       $0.42
7/8/2010                    15,700       $0.42
7/12/2010                   21,100       $0.4392
7/13/2010                   41,600       $0.4700
7/14/2010                   36,300       $0.4558
7/15/2010                   10,000       $0.4792
7/16/2010                  300,000       $0.4668
7/19/2010                  255,000       $0.4599
7/19/2010                    5,000       $0.44
7/21/2010                   10,000       $0.4322
7/22/2010                  535,000       $0.4807
7/23/2010                  364,000       $0.5649
7/23/2010                   91,500       $0.5585
7/26/2010                  252,700       $0.5747
7/27/2010                  400,000       $0.5541
7/27/2010                   45,000       $0.5396
7/28/2010                  730,000       $0.5695
7/28/2010                    2,000       $0.5525
7/29/2010                  200,000       $0.5563
7/29/2010                   22,500       $0.56
7/30/2010                  720,000       $0.5621
7/30/2010                   10,000       $0.5799
8/2/2010                 1,700,000       $0.5999
8/2/2010                    22,000       $0.588
8/3/2010                    51,500       $0.62
8/4/2010                   310,600       $0.6349


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   Date                    Number        Price per
                         of Shares         share
8/5/2010                   212,000       $0.6254
8/5/2010                       500       $0.6209
8/6/2010                   180,000       $0.5650
8/6/2010                    89,700       $0.5884
8/9/2010                    55,400       $0.5723
8/9/2010                     9,100       $0.5864
8/10/2010                  137,300       $0.5437
8/10/2010                  100,000       $0.5400
8/11/2010                  113,000       $0.5121
8/11/2010                    6,000       $0.5110


         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS:

         Not applicable.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 12, 2010





                                                /s/ Ronald L. Chez
                                                ---------------------------
                                                Ronald L. Chez






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